Filed by Carbon Revolution Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

Carbon Revolution Limited Geelong Technology Precinct 75 Pigdons Road Waurn Ponds, 3216 Australia ABN: 96 128 274 653

Carbon Revolution (ASX code: CBR)
Federal Court of Australia Approves Scheme

Geelong, Australia, 18 October 2023:

Carbon Revolution Limited (Carbon Revolution), a Tier 1 OEM supplier and a leading global manufacturer of lightweight advanced technology carbon fibre wheels, announces that the Federal Court of Australia (Court) has today made orders approving the proposed acquisition of Carbon Revolution by Carbon Revolution plc (a public limited company incorporated in Ireland with registered number 607450) (previously known as Poppetell Limited) (MergeCo) by way of a Scheme and Capital Reduction, subject to the satisfaction of conditions subsequent.

With the agreement of Twin Ridge Capital Acquisition Corp., Carbon Revolution sought orders from the Court to vary the Scheme so that two conditions precedent would become conditions to be satisfied within a defined period to be approved by the Court (that is, changing from conditions precedent to conditions subsequent). These conditions precedent are clauses 3.1(p) and 3.1(r) of the Scheme Implementation Deed, which are also conditions precedent to the Scheme by reason of clause 3.1(a) of the Scheme. Clauses 3.1(p) and 3.1(r) of the Scheme Implementation Deed are described further below.

The Court has made the orders sought by Carbon Revolution to vary the Scheme in this way and then approved the Scheme as varied. Attached to this announcement is the revised form of the Scheme that the Court varied and then approved.

Carbon Revolution expects to lodge an office copy of the Court orders with the Australian Securities and Investments Commission tomorrow, at which time the Scheme will become legally effective. Carbon Revolution will also request that quotation of Carbon Revolution Shares on ASX be suspended from close of trading tomorrow.

Subject to the Scheme becoming legally effective and satisfaction of any necessary conditions, Carbon Revolution Shareholders will be issued approximately 0.00643 MergeCo Shares per Carbon Revolution Share that they hold on the Scheme Record Date (being 7.00pm (Melbourne time) on 23 October 2023) on the Implementation Date (expected to be 30 October 2023).

Conditions subsequent

Clause 3.1(p) of the Scheme Implementation Deed requires that “before 8.00am on the Second Court Date, the MergeCo Shares to be issued pursuant to this Scheme have been approved for listing on either Nasdaq, NYSE or NYSE American, subject only to official notice of issuance”.  As disclosed in the Second Supplementary Scheme Booklet, in order to be admitted to Nasdaq Capital Market, MergeCo is required to meet the listing requirements of that market,

Clause 3.1(r) of the Scheme Implementation Deed provides that “before 8.00am on the Second Court Date, MergeCo has entered into a composition agreement with the Revenue Commissioners of Ireland and a Special Eligibility Agreement for Securities (SEAS) with the Depository Trust Company in respect of the MergeCo Shares and MergeCo Warrants, both of which are in full force and effect and are enforceable in accordance with their terms”. DTC has explained as is its practice, the SEAS will not be entered into until the Implementation Date. The SEAS is now in agreed form and the relevant documents are with legal counsel for DTC in escrow. It is anticipated that the SEAS documentation will be released from escrow on the Implementation Date.

If both conditions are satisfied by 30 November 2023, the Scheme will take effect without the need for further shareholder or Court approval. If one or both conditions are not satisfied by the End Date as defined in the SID (currently 30 November 2023), the Scheme will not proceed.

Carbon Revolution is confident that both conditions will be satisfied.

Indicative timetable

The indicative timetable for the Scheme is set out below, which is subject to satisfaction of any necessary conditions when expected:

Event	Time and date

Effective Date
Court order lodged with ASIC and announcement to ASX

Last day of trading in Carbon Revolution Shares – Carbon Revolution Shares will be suspended from trading on ASX from close of trading

19 October 2023
Scheme Record Date (for determining entitlements to Scheme Consideration)	7.00pm (Melbourne time) on 23 October 2023
Implementation Date Provision of Scheme Consideration	30 October 2023 (New York time)

All times and dates in the above timetable are references to the time and date in Melbourne, Australia unless otherwise stated and all such times and dates are subject to change. Any changes to the timetable will be announced by Carbon Revolution to the ASX.

- ENDS -

Approved for release by the Company Secretary of Carbon Revolution Limited.

For further information, please contact:

Investors

Investors@carbonrev.com

Media

Media@carbonrev.com

ABOUT CARBON REVOLUTION

Carbon Revolution is an Australian technology company, which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Information about Proposed Business Combination

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution plc (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on the NYSE American in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed Business Combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed Business Combination, MergeCo has filed the Registration Statement, including a proxy statement of TRCA and a prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination, with the SEC. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus,  or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ DEFINITIVE PROXY STATEMENT/ PROSPECTUS, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

TRCA commenced mailing the definitive proxy statement on September 8, 2023 to shareholders as of August 25, 2023.  Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed Business Combination. Copies of the Registration Statement, the definitive proxy statement/ prospectus and all other relevant materials for the proposed Business Combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed Business Combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed Business Combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination is included in the definitive proxy statement/prospectus relating to the proposed Business Combination. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed Business Combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed Business Combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed Business Combination, including the anticipated closing date of the proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed Business Combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed Business Combination and related transactions; (vi) the risk that any of the conditions to closing of the Business Combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed Business Combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed Business Combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed Business Combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Scheme of Arrangement - Share Scheme

Carbon Revolution Limited

Scheme Shareholders

80 Collins Street Melbourne Vic 3000 Australia GPO Box 128 Melbourne Vic 3001 Australia	T +61 3 9288 1234 F +61 3 9288 1567 herbertsmithfreehills.com

Scheme of arrangement – share scheme

This scheme of arrangement is made under section 411 of the Corporations Act 2001 (Cth)

Between the parties
Carbon Revolution Limited ACN 128 274 653 of 75 Pigdons Road, Waurn Ponds VIC 3126 Australia (Carbon Revolution)

The Scheme Shareholders

1	Definitions, interpretation and scheme components

1.1	Definitions

Schedule 1 contains definitions used in this Scheme.

1.2	Interpretation

Schedule 1 contains interpretation rules for this Scheme.

1.3	Scheme components

This Scheme includes any schedule to it.

2	Preliminary matters

(a)
Carbon Revolution is a listed public company limited by shares, registered in Victoria, Australia, and has been admitted to the official list of the ASX. Carbon Revolution Shares are quoted for trading on the ASX.

(b)	MergeCo is an unlisted public company limited by shares registered in Ireland.

(c)	Merger Sub, a Cayman Islands exempted company, is a wholly owned subsidiary of MergeCo.

(d)	SPAC, a Cayman Islands exempted company, is a special purpose acquisition company listed on the New York Stock Exchange.

(e)	If this Scheme becomes Effective:

3 Conditions

(1)
on or before the Implementation Date (and in any case, prior to implementation of the Scheme), the Merger of the SPAC and Merger Sub will occur in accordance with the BCA and the combined SPAC/Merger Sub will remain a wholly owned subsidiary of MergeCo;

(2)
on or prior to the Implementation Date, MergeCo will procure that the Registrar of Companies of the Cayman Islands issues a certificate of merger, with the certificate of merger to take effect when the Registrar of Companies of the Cayman Islands issues the certificate, resulting in the Merger completing;

(3)
on the Implementation Date and subject to the completion of the steps set out in clauses 2(e)(1) and 2(e)(2), MergeCo will issue the Scheme Consideration to Cede & Co., with book-entry interests in the Scheme Consideration to be held beneficially by the Scheme Shareholders, in accordance with the terms of this Scheme and the Deed Poll; and

(4)	subject to completion of the steps set out in clauses 2(e)(1), 2(e)(2) and 2(e)(3), the following steps will occur simultaneously:

(A)	all the Scheme Shares, and all the rights and entitlements attaching to them as at the Implementation Date will be cancelled by way of capital reduction under section 256B of the Corporations Act; and

(B)	Carbon Revolution will issue one Carbon Revolution Share to MergeCo, in exchange and consideration for the issuance of the Scheme Consideration.

(f)	Carbon Revolution, MergeCo and the SPAC have agreed, by executing the Implementation Deed, to implement this Scheme and the Merger.

(g)
This Scheme attributes actions to MergeCo but does not itself impose an obligation on it to perform those actions. MergeCo has agreed, by executing the Deed Poll, to perform the actions attributed to it under this Scheme, including the provision of the Scheme Consideration to the Scheme Shareholders.

3	Conditions

3.1	Conditions precedent

This Scheme is conditional on and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)
all the conditions in clause 3.1 of the Implementation Deed (other than the conditions in the Implementation Deed relating to Court approval of this Scheme (clause 3.1(d)), Nasdaq quotation (clause 3.1(p)) and entering into the composition agreement/SEAS (clause 3.1(r))) having been satisfied or waived in accordance with the terms of the Implementation Deed by 8.00am on the Second Court Date;

(b)	neither the Implementation Deed nor the Deed Poll having been terminated in accordance with their terms before 8.00am on the Second Court Date;

(c)
approval of this Scheme by the Court under paragraph 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under subsection 411(6) of the Corporations Act and agreed to by MergeCo, SPAC and Carbon Revolution;

4 Implementation of this Scheme

(d)
such other conditions made or required by the Court under subsection 411(6) of the Corporations Act in relation to this Scheme and agreed to by MergeCo, SPAC and Carbon Revolution having been satisfied or waived; and

(e)
the orders of the Court made under paragraph 411(4)(b) (and, if applicable, subsection 411(6)) of the Corporations Act approving this Scheme coming into effect, pursuant to subsection 411(10) of the Corporations Act on or before the End Date (or any later date Carbon Revolution, the SPAC and MergeCo agree in writing).

3.2	Certificate or other evidence

(a)
Carbon Revolution will provide to the Court on the Second Court Date a certificate (signed by Carbon Revolution, MergeCo and the SPAC), or such other evidence as the Court requests, confirming (in respect of matters within the knowledge of Carbon Revolution, MergeCo and the SPAC) whether or not all of the conditions precedent in clauses 3.1(a) and 3.1(b) have been satisfied or waived.

(b)	The certificate referred to in clause 3.2(a) constitutes conclusive evidence that such conditions precedent were satisfied, waived or taken to be waived.

3.3	Conditions subsequent

(a)	The Scheme is conditional on, and Implementation will not occur until after:

(1)	the Merger; and

(2)	MergeCo issues shares to the SPAC Shareholders, in accordance with the terms and conditions of the BCA.

(b)	The Scheme is conditional on, and Implementation will not occur until immediately after the Composition Agreement/SEAS Entrance and Nasdaq Approval occur.

(c)
If any of the conditions subsequent referred to in clauses 3.3(a) or 3.3(b) become incapable of being satisfied or are not satisfied on or before the End Date, then this Scheme will lapse and be of no further force or effect.

3.4	End Date

This Scheme will lapse and be of no further force or effect if:

(a)	the Effective Date does not occur on or before the End Date; or

(b)	the Implementation Deed or the Deed Poll is terminated in accordance with its terms,

unless Carbon Revolution, the SPAC and MergeCo otherwise agree in writing.

4	Implementation of this Scheme

4.1	Lodgement of Court orders with ASIC

If the conditions precedent set out in clause 3.1 of this Scheme (other than the condition precedent in clause 3.1(e)) are satisfied, Carbon Revolution must lodge with ASIC, in accordance with subsection 411(10) of the Corporations Act, an office copy of the Court order approving this Scheme as soon as possible on the first Business Day after the Court approves this Scheme and in any event by 5.00pm on that day.

5 Scheme Consideration

4.2	Merger

By the Business Day before the Implementation Date, MergeCo must procure that the certificate of merger is issued by the Registrar of Companies of the Cayman Islands, on the basis that the Merger will take effect when the Registrar of Companies of the Cayman Islands issues the certificate.

4.3	Implementation of the Capital Reduction and the Scheme

On the Implementation Date:

(a)
subject to MergeCo confirming in writing that the certificate of merger has been issued by the Registrar of Companies of the Cayman Islands in accordance with clause 4.2, and the provision of the Scheme Consideration in the manner contemplated by clause 5.1(a),

(1)
all of the Scheme Shares will be cancelled in accordance with the Capital Reduction Resolution without any further act by any Scheme Shareholder (other than acts performed as attorney and agent for Scheme Shareholder under clause 8.4(b) or otherwise); and

(2)	Carbon Revolution must simultaneously issue one Carbon Revolution Share to MergeCo,

and Carbon Revolution must immediately update, or procure that the Carbon Revolution Register is updated, accordingly including by entering, or procuring the entry of, the name of MergeCo in the Carbon Revolution Register in respect of the Carbon Revolution Share issued to MergeCo in accordance with this Scheme.

5	Scheme Consideration

5.1	Provision of Scheme Consideration

MergeCo must, subject to clauses 5.2, 5.3, 5.4 and 5.6:

(a)
on or before the Implementation Date, issue the Scheme Consideration to Cede & Co. for the benefit of Scheme Shareholders and procure that the name and address of Cede & Co is entered in the MergeCo Register in respect of those New MergeCo Shares; and

(b)	within 5 Business Days, procure that book-entry interests in respect of the New MergeCo Shares issued as Scheme Consideration are created in the name of:

(1)
for each Scheme Shareholder who has made a valid DTC Election (as determined by MergeCo in its absolute discretion) and whose nominated DTC Participant has provided a valid DWAC Instruction to the MergeCo Registry within 4 Business Days following the Implementation Date, the relevant DTC Participant; or

(2)	in the case of all other Scheme Shareholders, the Exchange Agent, for the relevant New MergerCo Shares to be held in the Exchange Agent Account on behalf of the relevant Scheme Shareholders.

5 Scheme Consideration

5.2	Joint holders

In the case of Scheme Shares held in joint names:

(a)	the New MergeCo Shares to be issued under this Scheme must be issued to Cede & Co. for the benefit of the joint holders;

(b)
any cheque required to be sent under this Scheme will be made payable to the joint holders and sent to either, at the sole discretion of Carbon Revolution, the holder whose name appears first in the Carbon Revolution Share Register as at the Scheme Record Date or to the joint holders; and

(c)
any other document required to be sent under this Scheme, will be forwarded to either, at the sole discretion of Carbon Revolution, the holder whose name appears first in the Carbon Revolution Share Register as at the Scheme Record Date or to the joint holders.

5.3	Ineligible Foreign Shareholders

(a)
MergeCo will be under no obligation to issue any New MergeCo Shares under this Scheme to any Ineligible Foreign Shareholder (or to Cede & Co. on behalf of any Ineligible Foreign Shareholder) and instead:

(1)
subject to clauses 5.4 and 5.6, MergeCo must, on or before the Implementation Date, issue the New MergeCo Shares which would otherwise be required to be issued to the Ineligible Foreign Shareholders under this Scheme to Cede & Co. (upon which book-entry interests in respect of such New MergeCo Shares are created) for the benefit of the Sale Agent (subject to the terms of this clause 5.3);

(2)
MergeCo must procure that as soon as reasonably practicable, and in any event not more than 15 Business Days after the Implementation Date, the Sale Agent, in consultation with MergeCo sells or procures the sale of all the New MergeCo Shares issued to or for the benefit of the Sale Agent and remits the proceeds of the sale (after deduction of any applicable brokerage, stamp duty, currency conversion costs and other costs, taxes and charges) (Proceeds) into the Trust Account for payment by MergeCo to the Ineligible Foreign Shareholders in accordance with clauses 5.3(a)(3), 5.3(b) to 5.3(g) and 5.6 of this Scheme;

(3)
promptly following payment into the Trust Account of the Proceeds in respect of the sale of all of the New MergeCo Shares referred to in clause 5.3(a)(1), MergeCo must pay, or procure the payment from the Trust Account, to each Ineligible Foreign Shareholder, of the amount ‘A’ calculated in accordance with the following formula and rounded down to the nearest cent:

A = (B ÷ C) x D

where

B = the number of New MergeCo Shares that would otherwise have been issued to that Ineligible Foreign Shareholder had it not been an Ineligible Foreign Shareholder and which were issued to or for the benefit of the Sale Agent;

C = the total number of New MergeCo Shares which would otherwise have been issued to or for the benefit of all Ineligible Foreign Shareholders and which were issued to the Sale Agent; and

D = the Proceeds (as defined in clause 5.3(a)(2)).

5 Scheme Consideration

(b)
The Ineligible Foreign Shareholders acknowledge that none of MergeCo, the SPAC, Carbon Revolution or the Sale Agent gives any assurance as to the price that will be achieved for the sale of New MergeCo Shares described in clause 5.3(a).

(c)
MergeCo must make, or procure the making of, payments to Ineligible Foreign Shareholders under clause 5.3(a) by either (in the absolute discretion of MergeCo, and despite any authority referred to in clause 5.3(c)(1) made or given by the Scheme Shareholder):

(1)
paying or procuring the payment of, the relevant amount in US currency by electronic means to a bank account with any Australian ADI (as defined in the Corporations Act) nominated by the Ineligible Foreign Shareholder by an appropriate authority from the Ineligible Foreign Shareholder to Carbon Revolution; or

(2)
dispatching, or procuring the dispatch of, a cheque for the relevant amount in US currency drawn out of the Trust Account to the Ineligible Foreign Shareholder by prepaid post to their Registered Address (as at the Scheme Record Date), such cheque being drawn in the name of the Ineligible Foreign Shareholder (or in the case of joint holders, in accordance with the procedures set out in clause 5.2).

(d)
If MergeCo receives professional advice that any withholding or other tax is required by law or by a Government Agency to be withheld from a payment to an Ineligible Foreign Shareholder, MergeCo is entitled to withhold the relevant amount before making the payment to the Ineligible Foreign Shareholder (and payment of the reduced amount shall be taken to be full payment of the relevant amount for the purposes of this Scheme, including clause 5.3(a)(3)). MergeCo must pay any amount so withheld to the relevant taxation authorities within the time permitted by law, and, if requested in writing by the relevant Ineligible Foreign Shareholder, provide a receipt or other appropriate evidence of such payment (or procure the provision of such receipt or other evidence) to the relevant Ineligible Foreign Shareholder.

(e)
Each Ineligible Foreign Shareholder appoints MergeCo as its agent to receive on its behalf any financial services guide (or similar or equivalent document) or other notices (including any updates of those documents) that the Sale Agent is required to provide to Ineligible Foreign Shareholders under the Corporations Act or any other applicable law.

(f)
Payment of the amount calculated in accordance with clause 5.3(a) to an Ineligible Foreign Shareholder in accordance with this clause 5.3 satisfies in full the Ineligible Foreign Shareholder’s right to Scheme Consideration.

(g)	Where the issue of some, but not all, of the New MergeCo Shares to which a Scheme Shareholder would be entitled under this Scheme would result in a breach of law:

(1)
MergeCo will issue the maximum possible number of New MergeCo Shares to Cede & Co. (upon which book-entry interests in respect of such New MergeCo Shares are created) or for the benefit of the Scheme Shareholder without giving rise to such a breach; and

(2)
any further New MergeCo Shares to which that Scheme Shareholder is entitled, but the issue of which to the Scheme Shareholder would give rise to such a breach, will instead be issued to or for the benefit of the Sale Agent and dealt with under the preceding provisions in this clause 5.3, as if a reference to Ineligible Foreign Shareholders also included that Scheme Shareholder and references to that person’s New MergeCo Shares in that clause were limited to the New MergeCo Shares issued to the Sale Agent under this clause.

5 Scheme Consideration

5.4	Fractional entitlements and splitting

Where the calculation of the Scheme Consideration to be issued to a particular Scheme Shareholder would result in the Scheme Shareholder becoming entitled to a fraction of a New MergeCo Share or, for Ineligible Foreign Shareholders, a fraction of a cent, the fractional entitlement will be rounded down to the nearest whole cent or number of New MergeCo Shares, as applicable.

5.5	Unclaimed monies

(a)	Carbon Revolution may cancel a cheque issued under this clause 5 if the cheque:

(1)	is returned to Carbon Revolution; or

(2)	has not been presented for payment within six months after the date on which the cheque was sent.

(b)
During the period of 12 months commencing on the Implementation Date, on request in writing from an Ineligible Foreign Shareholder to Carbon Revolution (or the Carbon Revolution Registry) (which request may not be made until the date which is 10 Business Days after the Implementation Date), Carbon Revolution must reissue a cheque that was previously cancelled under this clause 5.5.

(c)	The Unclaimed Money Act 2008 (Vic) will apply in relation to any Scheme Consideration which becomes ‘unclaimed money’ (as defined in section 3 of the Unclaimed Money Act 2008 (Vic)).

5.6	Orders of a court or Government Agency

If written notice is given to Carbon Revolution (or the Carbon Revolution Registry) or MergeCo (or the MergeCo Registry) of an order or direction made by a court of competent jurisdiction or by another Government Agency that:

(a)
requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Shares held by a particular Scheme Shareholder, which would otherwise be payable or required to be issued to that Scheme Shareholder in accordance with this clause 5 (including payment of proceeds otherwise payable to an Ineligible Foreign Shareholder), then MergeCo or Carbon Revolution shall be entitled to procure that provision of that consideration is made in accordance with that order or direction; or

(b)
prevents MergeCo or Carbon Revolution from providing consideration to any particular Scheme Shareholder in accordance with this clause 5 (including payment of proceeds otherwise payable to an Ineligible Foreign Shareholder), or the payment or issuance of such consideration is otherwise prohibited by applicable law, Carbon Revolution shall be entitled to (as applicable):

(1)	retain an amount, in Australian dollars, equal to the number of Scheme Shares held by that Scheme Shareholder multiplied by the Scheme Consideration; or

6 Dealings in Carbon Revolution Shares

(2)	direct MergeCo not to issue, or to issue to a trustee or nominee, such number of New MergeCo Shares as that Scheme Shareholder would otherwise be entitled to under clause 5.1,

until such time as provision of the Scheme Consideration in accordance with this clause 5 is permitted by that (or another) order or direction or otherwise by law.

5.7	Status of New MergeCo Shares

Subject to this Scheme becoming Effective and after the Composition Agreement/SEAS Entrance and Nasdaq Approval occur, MergeCo must:

(a)	issue the New MergeCo Shares required to be issued by it under this Scheme on terms such that each such New MergeCo Share will rank equally in all respects with each existing MergeCo Share;

(b)
ensure that each such New MergeCo Share is duly and validly issued in accordance with all applicable laws and MergeCo’s constitution, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under MergeCo’s constitution); and

(c)
use all reasonable endeavours to ensure that such New MergeCo Shares are, on and from the Implementation Date (or such later date as Nasdaq Capital Market requires), quoted for trading on Nasdaq Capital Market.

6	Dealings in Carbon Revolution Shares

6.1	Determination of Scheme Shareholders

To establish the identity of the Scheme Shareholders, dealings in Carbon Revolution Shares or other alterations to the Carbon Revolution Share Register will only be recognised if:

(a)
in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Carbon Revolution Share Register as the holder of the relevant Carbon Revolution Shares before the Scheme Record Date; and

(b)
in all other cases, registrable transfer or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received 2 hours before the Scheme Record Date at the place where the Carbon Revolution Share Register is kept, and Carbon Revolution must not accept for registration, nor recognise for any purpose, any transfer or transmission application or other request received after such times, or received prior to such times but not in registrable or actionable form, as appropriate.

6.2	Register

(a)
Carbon Revolution must register registrable transmission applications or transfers of the Scheme Shares that are received in accordance with clause 6.1(b) before the Scheme Record Date provided that, for the avoidance of doubt, nothing in this clause 6.2(a) requires Carbon Revolution to register a transfer that would result in a Carbon Revolution Shareholder holding a parcel of Carbon Revolution Shares that is less than a ‘marketable parcel’ (for the purposes of this clause 6.2(a) ‘marketable parcel’ has the meaning given in the Operating Rules).

7 Quotation of Carbon Revolution Shares

(b)
If this Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of, or purport or agree to dispose of, any Scheme Shares or any interest in them on or after the Scheme Record Date otherwise than pursuant to this Scheme, and any attempt to do so will have no effect and Carbon Revolution shall be entitled to disregard any such disposal.

(c)
For the purpose of determining entitlements to the Scheme Consideration, Carbon Revolution must maintain the Carbon Revolution Share Register in accordance with the provisions of this clause 6.2 until the Scheme Consideration has been paid to the Scheme Shareholders. The Carbon Revolution Share Register in this form will solely determine entitlements to the Scheme Consideration.

(d)
All statements of holding for Carbon Revolution Shares (other than statements of holding in favour of MergeCo) will cease to have effect after the Scheme Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the Carbon Revolution Share Register (other than entries on the Carbon Revolution Share Register in respect of MergeCo) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Carbon Revolution Shares relating to that entry.

(e)
As soon as possible on or after the Scheme Record Date, and in any event by 5.00pm on the first Business Day after the Scheme Record Date, Carbon Revolution will ensure that details of the names, Registered Addresses and holdings of Carbon Revolution Shares for each Scheme Shareholder as shown in the Carbon Revolution Share Register are available to MergeCo in the form MergeCo reasonably requires.

7	Quotation of Carbon Revolution Shares

(a)	Carbon Revolution must apply to ASX to suspend trading on the ASX in Carbon Revolution Shares with effect from the close of trading on the Effective Date.

(b)	On a date after the Implementation Date to be determined by MergeCo and the SPAC, Carbon Revolution must apply:

(1)	for termination of the official quotation of Carbon Revolution Shares on the ASX; and

(2)	to have itself removed from the official list of the ASX.

8	General Scheme provisions

8.1	Consent to amendments to this Scheme

If the Court proposes to approve this Scheme subject to any alterations or conditions:

(a)	Carbon Revolution may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which MergeCo and the SPAC have each consented; and

8 General Scheme provisions

(b)	each Scheme Shareholder agrees to any such alterations or conditions which Carbon Revolution has consented to.

8.2	Scheme Shareholders’ agreements and warranties

(a)	Each Scheme Shareholder:

(1)
agrees to the cancellation of their Carbon Revolution Shares together with all rights and entitlements attaching to those Carbon Revolution Shares in accordance with this Scheme and the Capital Reduction;

(2)	agrees to the variation, cancellation or modification of the rights attached to their Carbon Revolution Shares constituted by or resulting from this Scheme and the Capital Reduction;

(3)	agrees to, on the direction of MergeCo, destroy any holding statements or share certificates relating to their Carbon Revolution Shares;

(4)	agrees to become a member of MergeCo and to be bound by the terms of the constitution of MergeCo;

(5)
who holds their Carbon Revolution Shares in a CHESS Holding agrees to the conversion of those Carbon Revolution Shares to an Issuer Sponsored Holding and irrevocably authorises Carbon Revolution to do anything necessary or expedient (whether required by the Settlement Rules or otherwise) to effect or facilitate such conversion; and

(6)
acknowledges and agrees that this Scheme binds Carbon Revolution and all Scheme Shareholders (including those who do not attend the Scheme Meeting and those who do not vote, or vote against this Scheme, at the Scheme Meeting).

8.3	Appointment of sole proxy

Immediately upon the provision of the Scheme Consideration to each Scheme Shareholder in the manner contemplated by clause 5.1(a), and until all of the Scheme Shares have been cancelled and Carbon Revolution has issued a Carbon Revolution Share to MergeCo, each Scheme Shareholder:

(a)
is deemed to have appointed MergeCo as attorney and agent (and directed MergeCo in each such capacity) to appoint any director, officer, secretary or agent nominated by MergeCo as its sole proxy and, where applicable or appropriate, corporate representative to attend shareholders' meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders' resolution or document;

(b)	must not attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to clause 8.3(a));

(c)	must take all other actions in the capacity of a registered holder of Scheme Shares as MergeCo reasonably directs; and

(d)
acknowledges and agrees that in exercising the powers referred to in clause 8.3(a), MergeCo and any director, officer, secretary or agent nominated by MergeCo under clause 8.3(a) may act in the best interests of MergeCo.

9 General

8.4	Authority given to Carbon Revolution

Each Scheme Shareholder, without the need for any further act:

(a)
on the Effective Date, irrevocably appoints Carbon Revolution and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of enforcing the Deed Poll against MergeCo, and Carbon Revolution undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against MergeCo on behalf of and as agent and attorney for each Scheme Shareholder; and

(b)
on the Implementation Date, irrevocably appoints Carbon Revolution and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of executing any document or doing or taking any other act necessary, desirable or expedient to give effect to this Scheme and the transactions contemplated by it, including (without limitation) the Capital Reduction, and Carbon Revolution accepts each such appointment. Carbon Revolution as attorney and agent of each Scheme Shareholder, may sub-delegate its functions, authorities or powers under this clause 8.4 to all or any of its directors, officers, secretaries or employees (jointly, severally or jointly and severally).

8.5	Instructions and elections

If not prohibited by law (and including where permitted or facilitated by relief granted by a Government Agency), all instructions, notifications or elections by a Scheme Shareholder to Carbon Revolution that are binding or deemed binding between the Scheme Shareholder and Carbon Revolution relating to Carbon Revolution or Carbon Revolution Shares, including instructions, notifications or elections relating to:

(a)	whether dividends are to be paid by cheque or into a specific bank account;

(b)	payments of dividends on Carbon Revolution Shares; and

(c)	notices or other communications from Carbon Revolution (including by email),

will be deemed from the Implementation Date (except to the extent determined otherwise by MergeCo in its sole discretion), by reason of this Scheme, to be made by the Scheme Shareholder to MergeCo and to be a binding instruction, notification or election to, and accepted by, MergeCo in respect of the New MergeCo Shares issued to that Scheme Shareholder until that instruction, notification or election is revoked or amended in writing addressed to MergeCo at its registry.

8.6	Binding effect of Scheme

This Scheme binds Carbon Revolution and all of the Scheme Shareholders (including those who did not attend the Scheme Meeting to vote on this Scheme, did not vote at the Scheme Meeting, or voted against this Scheme at the Scheme Meeting) and, to the extent of any inconsistency, overrides the constitution of Carbon Revolution.

9 General

9	General

9.1	Stamp duty

MergeCo will:

(a)
pay all stamp duty and any related fines and penalties in respect of this Scheme and the Deed Poll, the performance of the Deed Poll and each transaction effected by or made under or in connection with this Scheme and the Deed Poll; and

(b)	indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 9.1(a).

9.2	Consent

Each of the Scheme Shareholders consents to Carbon Revolution doing all things necessary or incidental to, or to give effect to, the Implementation of this Scheme, whether on behalf of the Scheme Shareholders, Carbon Revolution or otherwise.

9.3	Notices

(a)
If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Carbon Revolution, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Carbon Revolution’s registered office or at the office of the Carbon Revolution Registry.

(b)
The accidental omission to give notice of the Scheme Meeting or the non-receipt of such notice by a Carbon Revolution Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

9.4	Governing law

(a)	This Scheme is governed by the laws in force in Victoria, Australia.

(b)
The parties irrevocably submit to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria, Australia and courts of appeal from them in respect of any proceedings arising out of or in connection with this Scheme. The parties irrevocably waive any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

9.5	Further action

Carbon Revolution must do all things and execute all documents necessary to give full effect to this Scheme and the transactions contemplated by it.

9.6	No liability when acting in good faith

Each Scheme Shareholder agrees that none of Carbon Revolution, MergeCo, SPAC nor any director, officer, secretary or employee of any of those companies shall be liable for anything done or omitted to be done in the performance of this Scheme or the Deed Poll in good faith.

Schedule 1

Definitions and interpretation

1	Definitions

The meanings of the terms used in this Scheme are set out below.

Term	Meaning

ASIC	the Australian Securities and Investments Commission.

ASX	ASX Limited ABN 98 008 624 691 and, where the context requires, the financial market that it operates.

BCA	has the meaning given in the Implementation Deed.

Business Day
a business day that is not a Saturday, Sunday or a public holiday or bank holiday in Victoria, Australia; the Grand Cayman Islands; Delaware, United States of America; or Dublin, Ireland (as the context requires).

Capital Reduction Resolution	has the meaning given in the Implementation Deed.

Carbon Revolution Registry	Link Market Services Limited ABN 54 083 214 537.

Carbon Revolution Share	a fully paid ordinary share in the capital of Carbon Revolution.

Carbon Revolution Shareholder	each person who is registered as the holder of a Carbon Revolution Share in the Carbon Revolution Share Register.

Carbon Revolution Share Register	the register of members of Carbon Revolution maintained in accordance with the Corporations Act.

Schedule 1 Definitions and interpretation

Term	Meaning

Cede & Co.	means Cede & Co., a New York general partnership organised and maintained by DTC, as nominee for DTC.

CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement Pty Ltd and ASX Clear Pty Limited.

CHESS Holding	has the meaning given in the Settlement Rules.

Composition Agreement/SEAS Entrance
MergeCo entering into a composition agreement with the Revenue Commissioners of Ireland and a Special Eligibility Agreement for Securities with the Depository Trust Company in respect of the MergeCo Shares and MergeCo Warrants, and those agreements coming into full force and effect and being enforceable in accordance with their terms.

Corporations Act	the Corporations Act 2001 (Cth), as modified or varied by ASIC.

Court	the Federal Court of Australia, Victoria Registry, or such other court of competent jurisdiction under the Corporations Act agreed to in writing by the SPAC and Carbon Revolution.

Deed Poll	the deed poll executed by MergeCo on 24 August 2023 under which MergeCo covenants in favour of the Scheme Shareholders to perform the obligations attributed to MergeCo under this Scheme.

Depository Trust Company or DTC	The Depository Trust & Clearing Corporation of 55 Water Street, New York, BY 10041-0099, a limited purpose trust company formed under the Laws of New York State.

DTC Election	an election to hold MergeCo Shares through a nominated DTC Participant.

DTC Election Form	the form included in or accompanying the Scheme Booklet, pursuant to which a Scheme Shareholder may make a DTC Election.

DTC Participant	a broker or other financial institution who participates in the DTC Settlement System.

Schedule 1 Definitions and interpretation

Term	Meaning

DTC Settlement System	the clearing and settlement system operated by DTC which facilitates the settlement of shares traded in companies listed on U.S. securities exchanges, including Nasdaq Capital Market.

DWAC Instruction	a Deposit or Withdrawal at Custodian instruction provided to DTC by a Scheme Shareholder’s nominated DTC Participant.

Effective
when used in relation to this Scheme, the coming into effect, under subsection 411(10) of the Corporations Act, of the Court order made under paragraph 411(4)(b) of the Corporations Act in relation to this Scheme.

Effective Date	the date on which this Scheme becomes Effective.

End Date	has the meaning given in the Implementation Deed.

Exchange Agent	Computershare Inc., in its capacity as exchange agent, of 150 Royall Street, Suite 101, Canton, Massachusetts 02021

Exchange Agent Account	an account maintained by the Exchange Agent within the DTC Settlement System, through which MergeCo Shares are to be held by those Scheme Shareholders to whom clause 5.1(b)(2) applies.

Government Agency
any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity (including any stock or other securities exchange), or any minister of the Crown in right of the Commonwealth of Australia or any state, or any other federal, state, provincial, local or other government, whether foreign or Australian.

Implementation	the provision of the Scheme Consideration to Scheme Shareholders, cancellation of the Scheme Shares and issue to MergeCo of one Carbon Revolution Share in accordance with the terms of this Scheme.

Implementation Date	has the meaning given in the Scheme Booklet, or such other date after the Scheme Record Date as agreed in writing by Carbon Revolution, MergeCo and the SPAC pursuant to the Implementation Deed.

Implementation Deed	the scheme implementation deed dated 30 November 2022 between Carbon Revolution, MergeCo and the SPAC relating to the Implementation of this Scheme (as amended from time to time).

Schedule 1 Definitions and interpretation

Term	Meaning

Ineligible Foreign Shareholder
a Scheme Shareholder whose address shown in the Carbon Revolution Share Register on the Scheme Record Date is a place outside Australia and its external territories, New Zealand or United States unless MergeCo determines that it is not unduly onerous or impracticable to issue that Scheme Shareholder with New MergeCo Shares when this Scheme becomes Effective.

Issuer Sponsored Holding	has the meaning given in the Settlement Rules.

MergeCo	Carbon Revolution plc (Irish company number: 607450), a public company incorporated in Ireland.

MergeCo Register	the register of shareholders maintained by the MergeCo Registry.

MergeCo Registry	Computershare Trust Company, N.A., in its capacity as transfer agent, of 150 Royall Street, Suite 101, Canton, Massachusetts 02021

MergeCo Share	a fully paid ordinary share in the capital of MergeCo.

Merger	has the meaning given in the Implementation Deed.

Merger Sub	Poppettell Merger Sub (Registration Number 395848), a Cayman Islands exempted company and wholly owned subsidiary of MergeCo.

Nasdaq Approval	the approval from Nasdaq of the listing of MergeCo Shares to be issued pursuant to this Scheme on Nasdaq Capital Market.

Nasdaq Capital Market	the NASDAQ Stock Market, LLC.

New MergeCo Share	a fully paid ordinary share in the capital of MergeCo to be issued to Scheme Shareholders under this Scheme.

Operating Rules	the official operating rules of ASX.

Schedule 1 Definitions and interpretation

Term	Meaning

Registered Address	in relation to a Carbon Revolution Shareholder, the address shown in the Carbon Revolution Share Register as at the Scheme Record Date.

Sale Agent	any third party financial institution appointed by MergeCo (in its sole discretion) to sell the New MergeCo Shares that may be issued under clause 5.3(a)(1) of this Scheme.

Scheme
this scheme of arrangement under Part 5.1 of the Corporations Act between Carbon Revolution and the Scheme Shareholders subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to in writing by Carbon Revolution, the SPAC and MergeCo.

Scheme Booklet	the document titled ‘scheme booklet’ provided to Carbon Revolution Shareholders in connection with the Scheme, including any replacements or supplementary booklets or information.

Scheme Consideration
the consideration to be provided by MergeCo to each Scheme Shareholder for the cancellation of each Scheme Share, determined in accordance with the following formula:
NMS = N / A
NMS is the number of MergeCo Shares per Scheme Share;
A is the total number of Carbon Revolution Shares on issue as at the Scheme Record Date (or which would be on issue if all securities of Carbon Revolution convertible into Carbon Revolution Shares had converted on that date); and
N is 1,370,041.

Scheme Meeting
the meeting of the Carbon Revolution Shareholders (other than Excluded Shareholders) ordered by the Court to be convened under subsection 411(1) of the Corporations Act to consider and vote on this Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Scheme Record Date	7.00pm on the second Business Day after the Effective Date or such other date as agreed in writing by Carbon Revolution, MergeCo and the SPAC pursuant to the terms of the Implementation Deed.

Scheme Shares	all Carbon Revolution Shares held by the Scheme Shareholders as at the Scheme Record Date.

Scheme Shareholder	a holder of Carbon Revolution Shares recorded in the Carbon Revolution Share Register as at the Scheme Record Date.

Second Court Date
the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving this Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application or appeal is heard.

Schedule 1 Definitions and interpretation

Term	Meaning

Settlement Rules	the ASX Settlement Operating Rules, being the official operating rules of the settlement facility provided by ASX Settlement Pty Ltd.

SPAC	Twin Ridge Capital Acquisition Corp, a Cayman Islands Corporation.

Subsidiary	has the meaning given in Division 6 of Part 1.2 of the Corporations Act.

Trust Account	a US dollar denominated trust account operated by MergeCo as trustee for the benefit of Ineligible Foreign Shareholders.

2	Interpretation

In this Scheme:

(a)	headings and bold type are for convenience only and do not affect the interpretation of this Scheme;

(b)	the singular includes the plural and the plural includes the singular;

(c)	words of any gender include all genders;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning;

(e)	a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency as well as an individual;

(f)	a reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this Scheme;

(g)
a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or reenactments of any of them (whether passed by the same or another Government Agency with legal power to do so);

(h)	a reference to a document (including this Scheme) includes all amendments or supplements to, or replacements or novations of, that document;

(i)	a reference to ‘$’, ‘A$’ or ‘dollar’ is to Australian currency;

(j)	a reference to any time is, unless otherwise indicated, a reference to that time in Melbourne, Australia;

Schedule 1 Definitions and interpretation

(k)	a term defined in or for the purposes of the Corporations Act, and which is not defined in clause 1 of this Schedule 1, has the same meaning when used in this Scheme;

(l)	a reference to a party to a document includes that party’s successors and permitted assignees;

(m)	no provision of this Scheme will be construed adversely to a party because that party was responsible for the preparation of this Scheme or that provision;

(n)
any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(o)	a reference to a body, other than a party to this Scheme (including an institute, association or authority), whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(p)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(q)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(r)	if an act prescribed under this Scheme to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day; and

(s)
a reference to the Operating Rules or the Settlement Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

3	Interpretation of inclusive expressions

Specifying anything in this Scheme after the words ’include’ or ‘for example’ or similar expressions does not limit what else is included.

4	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.